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Exhibit 99.1

A subsidiary of	C/o Stolt Offshore M.S. Limited	Tel: + 44 1932 773700
Stolt-Nielsen S.A.	Dolphin House	Fax: + 44 1932 773701
	Windmill Road	www.stoltoffshore.com
Sunbury-on-Thames
Middlesex, TW16 7HT
England

NEWS RELEASE

Contact:	Julian Thomson US +1 877 603 0267 (toll free) UK +44 1224 718436 julian.thomson@stoltoffshore.com

Stolt Offshore S.A. To Report 2003 Losses
And Anticipates Revisions To Credit Facilities

        London, England—June 2, 2003—Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today announced that following a review of information which became available in recent project reporting and a subsequent major project review led by CEO Tom Ehret, it has identified substantially poorer than anticipated performance and cost overruns on three major EPIC contracts and several smaller projects. In addition, it is expected that activity levels will be slightly lower than previously anticipated. As a result of these factors, Stolt Offshore at this time expects its full year loss to be in the range of $100 million to $125 million, subject to further review at the time of completion of the previously announced Blueprint for financial recovery in July. A substantial portion of this loss will be taken in the second quarter.

        In light of this revised forecast, Stolt Offshore is working closely with its main banks in seeking to amend its two primary bank credit facilities to reflect the Company's current financial position, including a waiver of certain financial covenant tests until November 30, 2003. As an interim step, Stolt Offshore's banks have agreed to a 30-day "standstill" whereby they will take no actions on any potential non-compliance with its financial covenants while internal bank approvals are sought and documentation is finalized. Without a waiver of certain financial covenants, Stolt Offshore would be out of compliance with its bank credit agreements. In order to help Stolt Offshore get such waivers from the banks, Stolt-Nielsen S.A., Stolt Offshore's parent company, has offered to provide a $50 million capital infusion in the form of a subordinated loan to Stolt Offshore and extend the existing $50 million liquidity line it currently provides to November 30, 2004.

        Tom Ehret, Chief Executive Officer, said, "The specific reasons for the loss include:

  •
  Burullus Scarab and Saffron, the first deepwater project of its type offshore Egypt which is now complete, where a further downgrade has been identified to provide for additional ship utilization days, poor performance of nominated sub-contractors and delays in claim resolution.

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  OGGS, in the harsh operating environment of Nigeria and now 80% complete, where forecasted costs have increased mainly due to additional ship utilization days and higher than estimated local support costs in West Africa.

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  Bonga, also offshore Nigeria, where the project is 50% complete, forecasted costs have increased due to higher project management and engineering, procurement and sub-contractor, and transport and logistics costs.

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  On smaller projects, where provisions are likely to be made in respect of risk on collection of receivables, lower activity levels and lower ship utilization."

        "Since joining the Company just over two months ago, a primary focus for our new management team has been a critical review of all major ongoing projects. The project review reflects the first stage in the new management's assessment of the Stolt Offshore business. As a result of this review, it became clear that we will report a significantly worse loss for 2003 than we had originally anticipated and consequently we are working closely with our banks to put together a revised covenant package to give us sufficient headroom to manage the business for the remainder of the year.

        "We have also taken aggressive action to minimize further additional deterioration of our project performance. We have begun the process of planning organizational and personnel changes, initiating a review of our asset base, which may result in the sale or write-down of certain assets and reassessing our regional market strategies. We are on track to present the Blueprint for financial recovery in July. Remedial short-term actions will continue to be implemented ahead of the completion of the Blueprint as they are required. The goals of the Blueprint will include clarification of our strategic vision, improving cash flow, reducing debt, increasing efficiency and providing us with better visibility for our financial results. Upon completion of the Blueprint, we will also commence further discussions with our banks and our main shareholder regarding a comprehensive long-term refinancing plan for the Company," Mr Ehret concluded.

        About Stolt Offshore: Stolt Offshore is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

        Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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Stolt Offshore S.A. To Report 2003 Losses And Anticipates Revisions To Credit Facilities